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                             March 10, 2023

       Matthew Booth
       Chief Executive Officer and Director
       Urgent.ly Inc.
       8609 Westwood Center Drive, Suite 810
       Vienna, VA 22182

                                                        Re: Urgent.ly Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
14, 2023
                                                            CIK No. 0001603652

       Dear Matthew Booth:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Q. Who is Urgently?, page 8

   1. Please balance the disclosure by prominently disclosing Urgently's history of losses and the going concern
language in Urgently's auditor   s report.
       Questions and Answers about the Merger and the Special Meeting, page 8

   2. Please add a question and answer that addresses the positive and negative factors that the
                                                        Otonomo board
considered when determining to enter into the merger and its rationale for approving the
transaction.
 Matthew Booth
FirstName  LastNameMatthew Booth
Urgent.ly Inc.
Comapany
March      NameUrgent.ly Inc.
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
Q: What vote of Otonomo shareholders is required to approve the Merger Proposal and the
M&A Retention Bonus Proposal at the Special Meeting?, page 15

3. Please quantify the percentage of Otonomo shares owned by stockholders who have already agreed to vote to approve each of the proposals at the special meeting. In addition, please clarify the percentage of the remaining shares required to approve each of the proposals.
The Merger
Opinion of Duff & Phelps to the Otonomo Board, page 114

4. We note the disclosure that the opinion was furnished for the use and benefit of the
         Otonomo Board in connection with their consideration of the Merger and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other
         purpose, without Duff & Phelps    express consent. Please also refer
to similar language
         contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Please delete the limitation or revise the opinion to include an express consent for reliance by Duff & Phelps.
Certain Unaudited Forecasted Financial Information
Urgently Management Assumptions with respect to Urgently, page 126

5. We note your disclosure that the financial projections are based on various assumptions.
         Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable.
         Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
Our Facilities, page 165

6. Please file Urgently's material leases as exhibits to the registration statement. Refer to
         Item 601(b)(10) of Regulation S-K.
Overview, page 169

7. We note your disclosure that you had more than 50 Customer Partners and more than
         80,000 participating Service Provider vehicles in your network as of December 31, 2022.
         Please disclose the actual number of your Customer Partners and Service Providers as of
         December 31, 2022 and provide comparative data for the year ended December 31, 2021.
Urgently's Management Discussion and Analysis of Financial Condition and Results of
Operations, page 169

8. Please tell us whether Urgently's management uses any key metrics to monitor or evaluate the key factors that affect the company's performance or manage its business. If Urgently
 Matthew Booth
Urgent.ly Inc.
March 10, 2023
Page 3
         does use any key metrics, please tell us your consideration of disclosing these measures for each of the periods presented. Refer to SEC Release No. 33-10751. Components of Results of Operations, page 172

9. Please describe in details the expenses classified as "Operations and support". Clearly explain why each material expense component is not a cost of revenue. Material U.S. Federal Income Tax Considerations
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders
General Treatment of the Merger, page 186

10. We note that the parties intend the merger to qualify as a reorganization under Section
         368(a) of the Tax Code but that they have not sought, and do not intend to seek, an opinion of counsel. As the tax-free nature of the transaction is material to investors, please revise your disclosure to provide counsel's opinion. Refer to
Item 601(b)(8) of
         Regulation S-K. To the extent the opinion is subject to uncertainty, counsel may provide a
         "should' or "more likely than not" opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Section III of
         Staff Legal Bulletin No. 19.
Management Following the Merger
Executive Officers and Directors, page 217

11. We note Mr. Volkow is expected to be a director of the combined company but is not a signatory to the registration statement. Please file a consent from Mr. Volkow to be named as a director. Refer to Rule 438 of the Securities Act of 1933. Certain Relationships and Related Party Transactions
Commercial Transactions, page 229

12. Please file Urgently's Investors Rights Agreement and its agreements with Enterprise
         Holdings Ventures, L.L.C., a related party, as exhibits, or advise why this is not required.
         Refer to Item 601(b)(10) of Regulation S-K.
Where You Can Find More Information; Incorporation by Reference, page 235

13. It does not appear that Otonomo satisfies the requirements of General Instruction C.1.a of Form S-4 and General Instruction 1.B.1 of Form S-3,
which would
FirstName LastNameMatthew Booth
       allow you to incorporate certain required information by reference. Please advise us why
Comapany    NameUrgent.ly
       Otonomo               Inc.
                 is eligible to incorporate by reference or revise your filing to include the
March required
       10, 2023 information
                 Page 3       in accordance with Item 17 of Form S-4.
FirstName LastName
 Matthew Booth
FirstName  LastNameMatthew Booth
Urgent.ly Inc.
Comapany
March      NameUrgent.ly Inc.
       10, 2023
March4 10, 2023 Page 4
Page
FirstName LastName
Notes to Consolidated Financial Statements
Revenue recognition, page F-12

14. Please provide us with your analysis of the principal versus agent considerations for the revenue related to (i) full-service outsourcing RAS-flat rate and (ii) full-service outsourcing RAS-claim cost pass-through. Clarify why the different fee structures is resulting in a different accounting conclusion. Provide a representative agreement with the service providers under both arrangements. Indicate whether a service provider can decline a request to service a consumer. Tell us whether a service provider works exclusively for you. Clarify whether the Service Provider, Partner Customers, or Motorists is your customer. Refer to ASC 606-10-55-36 through 55-40.
15. Please revise your disclosures to describe the promises that combined into your stand-
         ready obligation (i.e. primary obligation) for both arrangements. Please provide an accounting analysis for each ASC 606 step supporting your accounting policy for each arrangement. Ensure you discuss how you determine transaction price and measure revenue recognized.
Subsequent events, page F-31

16. Please revise to disclose the date through which you evaluated subsequent events. Refer to
         ASC 855-10-50-1(a).
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology